Filed by Tortoise Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tortoise Acquisition Corp. II

Commission File No.: 001-39508

Date: August 6, 2021

The following is a transcript of a pre-recorded voice message that was made available by Tortoise Acquisition Corp. II (“TortoiseCorp”) to encourage its shareholders to vote on the proposals outlined in its definitive proxy statement/prospectus filed on August 2, 2021.

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Hello SNPR shareholders. This is Vince Cubbage, Chairman and CEO of Tortoise Acquisition Corp. II. I am calling to ask you to vote in favor of our proposed business combination with Volta Industries, Inc. and the related proposals to be voted upon at the extraordinary general meeting scheduled to be held on August 25, 2021. By voting in favor of the proposed business combination, you will be supporting Volta’s mission to build the fueling infrastructure of the future. Volta primarily owns, operates and maintains electric vehicle charging stations and has expanded its network to include more than 1,700 chargers across 24 territories and states, forming one of the most utilized electric vehicle charging networks in the United States.

If you owned SNPR’s shares as of July 15, 2021, you are entitled to vote and should have already received proxy materials detailing how you can vote. Your vote is very important regardless of the number of shares you hold and if you have not already voted, we urge you to vote online using your unique control number or by calling our proxy solicitor, Morrow Sodali, to vote by telephone. You can also vote by signing, dating and returning your proxy card. If you hold your shares in “street name,” meaning that your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that your shares are voted. If you need additional assistance or have questions you can contact your broker or our proxy solicitation agent, Morrow Sodali, by telephone at 877-787-9239. Again, that number is 877-787-9239.

Remember, your vote matters regardless of how many shares you own, so please vote in favor of our proposed business combination with Volta. Thank you for your support.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding TortoiseCorp’s proposed business combination with Volta Industries, Inc. (“Volta Charging”), TortoiseCorp’s ability to consummate the business combination, the benefits of the business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TortoiseCorp and Volta Charging disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. TortoiseCorp and Volta Charging caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either TortoiseCorp or Volta Charging. In addition, TortoiseCorp cautions you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TortoiseCorp or Volta Charging; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of TortoiseCorp, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts TortoiseCorp’s or Volta Charging’s current plans and operations; (v) Volta Charging’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Volta Charging to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Volta Charging may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and financial results of TortoiseCorp and Volta Charging can be found in TortoiseCorp’s periodic filings with the SEC, including TortoiseCorp’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 filed with the SEC on May 6, 2021 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021 filed with the SEC on May 19, 2021, as well as TortoiseCorp’s definitive proxy statement/prospectus filed with the SEC on August 2, 2021. TortoiseCorp’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information and Where to Find It

In connection with the business combination, TortoiseCorp filed a registration statement on Form S-4, as amended (the “Registration Statement”), which includes the proxy statement/prospectus. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed to TortoiseCorp’s shareholders. The definitive proxy statement/prospectus is also available on the Investor Information section of TortoiseCorp’s website at www.tortoisespac.com, as well as www.sec.gov. TortoiseCorp shareholders and other interested parties are urged to read the definitive proxy statement/prospectus, including, among other things, the reasons for TortoiseCorp’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the business combination and the other shareholder proposals set forth therein as well as the background of the process that led to the business combination.

Participants in the Solicitation

TortoiseCorp and its directors and officers may be deemed participants in the solicitation of proxies of TortoiseCorp shareholders in connection with the business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TortoiseCorp’s executive officers and directors in the solicitation by reading TortoiseCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, the definitive proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of TortoiseCorp’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, are set forth in the definitive proxy statement/prospectus.